Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

1.                                      Full name and address of the Company

DragonWave Inc. (the “Company”)
600 – 411 Legget Drive
Ottawa, Ontario
Canada, K2K 3C9

2.                                      Date of Material Change

September 23, 2013

3.                                      News Release

A news release with respect to the material change referred to in this report was issued by the Company through Marketwired on September 23, 2013 and filed on SEDAR.

4.                                      Summary of Material Change

On September 23, 2013, the Company announced the closing of its previously announced public offering (the “Offering”) of units of the Company (“Units”). Under the terms of the Offering, the Company issued and sold 11,910,000 Units at a price of U.S.$2.10 per Unit for aggregate gross proceeds of approximately U.S.$25 million and net proceeds to the Company of approximately U.S.$23.5 million, before deducting the expenses of the Offering.  Each Unit consists of one common share (each, an “Offered Share”) and three quarters of one warrant (each whole warrant, a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of U.S.$2.70 per share until September 23, 2018, subject to certain adjustments.

5.                                      Full Description of Material Change

On September 23, 2013, the Company announced the closing of its previously announced Offering of Units. Under the terms of the Offering, the Company issued and sold 11,910,000 Units at a price of U.S.$2.10 per Unit for aggregate gross proceeds of approximately U.S.$25 million and net proceeds to the Company of approximately U.S.$23.5 million, before deducting the expenses of the Offering.  Each Unit consists of one Offered Share and three quarters of one Warrant. Each whole Warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of U.S.$2.70 per share until September 23, 2018, subject to certain adjustments. The Company does not intend to list the Warrants on any stock exchange.

The net proceeds of the Offering, before expenses, were approximately U.S.$23.5 million. The Company intends to use the net proceeds from the Offering to strengthen its balance sheet, to fund working capital and for general corporate purposes.

The securities described were sold in the United States pursuant to an effective registration statement on Form F-10, including the base prospectus forming a part thereof as supplemented by the final prospectus supplement (collectively, the “U.S. Offering Documents”), and in Canada pursuant to a final prospectus supplement dated September 18, 2013 to a final short form base shelf prospectus dated August 29, 2013.  The Form F-10 has been previously filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”), and the final prospectus supplement and the final short form base shelf prospectus have been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec, and are available on SEDAR at www.sedar.com. The U.S. Offering Documents are available on the SEC’s web site at www.sec.gov. Copies of the U.S. Offering Documents and the final prospectus supplement relating to the Offering may be obtained from Canaccord Genuity Inc., Attn: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110, by calling (617) 371-3900, or from the above-mentioned SEC and SEDAR websites.

6.                                      Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.                                      Omitted Information

Not Applicable.

8.                                      Executive Officer

Russell Frederick, Chief Financial Officer, (613) 599-9991, ext 2253

9.                                      Date of Report

September 23, 2013.